UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   March 3, 2010

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

(Address of Principal Executive Offices)

(904) 354-2482

(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On March 3, 2010, FPIC Insurance Group, Inc. issued an earnings press release announcing, among other things, its unaudited fourth quarter and year 2009 consolidated results of operations and financial condition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibit

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated March 3, 2010 (furnished pursuant to Item 2.02)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

March 3, 2010

FPIC Insurance Group, Inc.

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated March 3, 2010 (furnished pursuant to Item 2.02)

Exhibit 99.1

FPIC Insurance Group, Inc.
REPORTS FOURTH QUARTER AND YEAR 2009 RESULTS

JACKSONVILLE, Fla. (Business Wire) – March 3, 2010 – FPIC Insurance Group, Inc. ("FPIC" or the "Company") (NASDAQ: FPIC) reported for the fourth quarter of 2009:

- income from continuing operations of $7.6 million, or $1.09 per diluted common share, as compared to $4.5 million, or $0.55 per diluted common share, for the fourth quarter of 2008;

- net income of $7.6 million, or $1.09 per diluted common share, as compared to $4.5 million, or $0.55 per diluted common share, for the fourth quarter of 2008; and

- operating earnings[1] of $6.6 million, or $0.96 per diluted common share, as compared to $9.7 million, or $1.18 per diluted common share, for the fourth quarter of 2008.

For the year ended December 31, 2009, FPIC reported:

- income from continuing operations of $33.6 million, or $4.57 per diluted common share, as compared to $32.1 million, or $3.69 per diluted common share, for 2008;

- net income of $34.0 million, or $4.63 per diluted common share, as compared to $32.1 million, or $3.69 per diluted common share, for 2008; and

- operating earnings of $31.4 million, or $4.27 per diluted common share, as compared to $41.1 million, or $4.73 per diluted common share, for 2008.

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[1]   To supplement the consolidated financial information presented herein in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we report operating earnings and certain other non-GAAP financial measures widely used in the insurance industry to assist in evaluating financial performance over time. For additional information and reconciliation to GAAP results, see the section entitled Non-GAAP Financial Measures, found later in this press release.

Certain factors affecting our comparative results for the fourth quarter and year 2009 are discussed in the "Unaudited Financial and Operational Highlights" section below.

"The fourth quarter was significant for our organization, both operationally and financially," said John R. Byers, President and Chief Executive Officer. "We delivered strong financial and operating results and completed the acquisition of Advocate, MD, which provides meaningful strategic benefits, including geographic diversification into the favorable Texas medical professional liability market. We remain focused on our business strategies and committed to driving shareholder value."

FPIC Press Release: 1

Unaudited Financial and Operational Highlights for Fourth Quarter and Year 2009
(as compared to fourth quarter and year 2008 unless otherwise indicated)

- On November 13, 2009, we completed the acquisition of Advocate, MD. Advocate, MD is the fourth largest provider of medical professional liability ("MPL") insurance in Texas and also writes MPL insurance in Mississippi. Our consolidated results include $3.6 million in revenues and $0.5 million in net income from the operations of Advocate, MD since acquisition. Transaction costs associated with the acquisition were $0.5 million for the fourth quarter 2009 and are included in other expenses.

- Our policyholder retention was 95 percent nationally and in Florida for 2009 compared to retention of 96 percent nationally and in Florida for 2008.

- The number of professional liability policyholders, excluding policyholders under alternative risk arrangements, increased 31 percent to 18,003 policyholders at December 31, 2009 compared to 13,728 policyholders at December 31, 2008. Excluding the 3,664 policyholders of Advocate, MD, and policyholders under alternative risk arrangements, professional liability policyholders increased 4 percent to 14,339.

- During the quarter, we recognized $5.0 million in favorable prior year reserve development compared to $4.5 million in fourth quarter 2008. The resulting calendar year loss ratio was 58.3 percent for the fourth quarter 2009 compared to 57.3 percent for fourth quarter 2008. During 2009, we recognized $19.0 million in favorable prior year reserve development compared to $17.0 million during 2008. The resulting calendar year loss ratio for 2009 was 58.9 percent compared to 57.7 percent for 2008.

- Lower rates in our Florida market, offset to some extent by growth in professional liability policyholders and premiums written at Advocate, MD, resulted in a 1 percent and 10 percent decline in net premiums written for the fourth quarter and year 2009, respectively. Excluding premiums written at Advocate, MD since acquisition, net premiums written declined 8 percent and 11 percent for the fourth quarter and year 2009, respectively, primarily due to the lower Florida rate environment.

- Consolidated revenues were 14 percent higher in the fourth quarter of 2009 and declined 1 percent for the year compared to the same periods in 2008. The 2009 results include net realized gains of $1.2 million and $2.6 million for fourth quarter and year 2009, respectively, compared to net realized investment losses of $8.0 million and $13.6 million for the comparable periods in 2008. The 2008 net realized investment losses resulted from the financial market turmoil during that year. Excluding net realized investment gains and losses, revenues declined 6 percent and 9 percent for the fourth quarter and year 2009, respectively, compared to the same periods in 2008, primarily as a result of the lower Florida rate environment and a decline in net investment income, offset to some extent by revenues from Advocate, MD.

- Net investment income was 8 percent lower for the fourth quarter and year 2009, primarily as a result of a decrease in average invested assets. We also held cash in contemplation of the Advocate, MD acquisition that would have otherwise been invested in higher yielding securities.

- Our expense ratio was 30.1 percent and 26.5 percent for the fourth quarter and year 2009, respectively, compared to 22.1 percent and 22.0 percent for the comparable periods in 2008. The increase in the expense ratio for the fourth quarter of 2009 was primarily due to a $1.2 million guaranty fund assessment levied in November 2009, lower net premiums earned, and the non recurrence of a benefit from the curtailment of certain defined benefit plans during the fourth quarter of 2008. These same factors, as well as lower recoveries of prior guaranty fund assessments, also drove the increase in the expense ratio for the year 2009.

- Book value per common share was $41.38 at December 31, 2009 compared to $33.31 as of December 31, 2008. We received $34.2 million in dividends from our insurance subsidiaries during 2009. The statutory surplus of our insurance subsidiaries as of December 31, 2009 was $262.6 million and the ratio of net premiums written to surplus was 0.6 to 1.

- On a trade date basis, we repurchased 114,500 shares of our common stock during the fourth quarter of 2009 at an average price of $36.58 per share. Through February 22, 2010, we have repurchased an additional 111,433 shares of our common stock, on a trade date basis, at an average price of $37.77 per share and had remaining authority from our Board of Directors to repurchase an additional 658,441 shares as of that date.

- On January 15, 2010, we declared a three-for-two stock split of our common shares in the form of a 50 percent stock dividend payable on March 8, 2010 to shareholders of record as of the close of business on February 8, 2010 (the record date). Fractional shares will be settled in cash based on the average of the high and low sale prices for FPIC common stock reported on the NASDAQ Stock Market on the record date.

Conference Call Information

We will host a conference call at 11:00 a.m., Eastern Time, Thursday, March 4, 2010, to review our fourth quarter and year 2009 results. To access the conference call, dial (866) 830-9065 (USA and Canada) or (660) 422-4543 (International) and use the conference ID code 54665862.

The conference call will also be broadcast live over the Internet in a listen-only format via the Company's corporate website at http://www.fpic.com. To access the call from the Company's home page, click on "Investor Relations" where a conference call link will be provided to connect listeners to the call. Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Thursday, March 4, 2010, via e-mail to ir@fpic.com. The Company will also provide a link on the "Investor Relations" page of its corporate website where questions can be submitted.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 2:30 p.m., Eastern Time, Thursday, March 4, 2010, and ending at 11:59 p.m., Eastern Time, Thursday, March 11, 2010. To access the telephone replay, dial (800) 642-1687 (USA and Canada) or (706) 645-9291 (International) and use the conference ID code 54665862. A replay of the conference call webcast will also be available beginning at 2:30 p.m., Eastern Time, Thursday, March 4, 2010, on the Company's website.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services or developments; regarding future economic conditions, performance or outlook; as to the outcome of contingencies; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this press release.

Factors that might cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this press release include, but are not limited to:

i)   The effect of negative developments and cyclical changes in the medical professional liability insurance business sector;

ii)   The effects of competition, including competition for agents to place insurance, of physicians electing to self-insure or to practice without insurance coverage, and of related trends and associated pricing pressures and developments;

iii)   Business risks that result from our size, products, and geographic concentration;

iv)   The risks and uncertainties involved in determining the rates we charge for our products and services, as well as these rates being subject to or mandated by legal requirements and regulatory approval;

v)   The uncertainties involved in the loss reserving process, including the possible occurrence of insured losses with a frequency or severity exceeding our estimates;

vi)   Our exposure to claims for extra contractual damages and losses in excess of policy limits and the unpredictability of court decisions;

vii)   Legislative, regulatory, special interest or consumer initiatives that may adversely affect our business, including initiatives seeking to lower premium rates;

viii)   The judicial and legislative review of current tort reform measures;

ix)   Developments in financial and securities markets that could affect our investment portfolio;

x)   Assessments imposed by state financial guaranty associations or other insurance regulatory bodies;

xi)   Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

xii)   Potential healthcare reform or other significant changes in the healthcare delivery system;

xiii)   Availability of dividends and management fees from our insurance subsidiaries;

xiv)   The results of the acquisition of Advocate, MD Financial Group Inc. and other growth initiatives;

xv)   Impairment in the value of our acquisition-related or other goodwill and intangibles;

xvi)   The loss of the services of any key members of senior management;

xvii)   Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf; and

xviii) Other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2009, including *Item 1A. Risk Factors* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the Securities and Exchange Commission on March 3, 2010.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

To supplement the consolidated financial information presented herein in accordance with GAAP, we report certain non-GAAP financial measures widely used in the insurance industry to evaluate financial performance over time. Operating earnings is a non-GAAP financial measure used by investors and analysts in the insurance sector to facilitate understanding of results by excluding: (i) the net effects of realized investment gains and losses, which are more closely tied to the financial markets; (ii) the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods; and (iii) discontinued operations. Tangible book value is another non-GAAP financial measure used by investors and analysts to gauge book values excluding goodwill and other intangible assets.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the tables below the caption "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures," provided later in this release. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and allow for greater transparency with respect to supplemental information used by us in our financial and operational decision-making.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information

FPIC Insurance Group, Inc.
Investor Relations, Dana Mullins
904-360-3612
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

For all your investor needs, FPIC is on the Internet at **www.fpic.com** or e-mail us at ir@fpic.com.

FPIC Press Release: 5

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data

Selected Data Based on the Consolidated Statements of Income:

(in thousands, except earnings per common share)	For the Quarter Ended **December 31, 2009**	For the Quarter Ended December 31, 2008	For the Year Ended **December 31, 2009**	For the Year Ended December 31, 2008
Revenues				
Net premiums earned	$ **40,926**	43,651	$ **156,474**	172,830
Net investment income	**6,705**	7,307	**27,749**	30,295
Net realized investment gains (losses)	**1,225**	(8,028)	**2,565**	(13,552)
Other income	**138**	85	**510**	432
Total revenues	**48,994**	43,015	**187,298**	190,005
Expenses				
Net losses and loss adjustment expenses	**23,870**	25,001	**92,185**	99,721
Other underwriting expenses	**12,306**	9,635	**41,376**	37,992
Interest expense on debt	**911**	921	**3,620**	3,827
Other expenses	**593**	290	**964**	412
Total expenses	**37,680**	35,847	**138,145**	141,952
Income from continuing operations before income taxes	**11,314**	7,168	**49,153**	48,053
Less: Income tax expense	**3,751**	2,710	**15,545**	15,953
Income from continuing operations	**7,563**	4,458	**33,608**	32,100
Discontinued operations				
Loss on disposal of discontinued operations (net of income taxes)	**—**	—	**411**	—
Discontinued operations	**—**	—	**411**	—
Net income	$ **7,563**	4,458	$ **34,019**	32,100
Basic earnings per common share:				
Income from continuing operations	$ **1.12**	0.56	$ **4.66**	3.80
Discontinued operations	**—**	—	**0.06**	—
Net income	$ **1.12**	0.56	$ **4.72**	3.80
Basic weighted-average common shares outstanding	**6,769**	7,976	**7,201**	8,449
Diluted earnings per common share:				
Income from continuing operations	$ **1.09**	0.55	$ **4.57**	3.69
Discontinued operations	**—**	—	**0.06**	—
Net income	$ **1.09**	0.55	$ **4.63**	3.69
Diluted weighted-average common shares outstanding	**6,935**	8,171	**7,351**	8,695
Net realized investment gains (losses):				
Net realized investment gains (losses) before credit related impairments	$ **1,468**	573	$ **4,642**	(44)
Total other-than-temporary impairments on investments	**(243)**	(8,601)	**(2,077)**	(13,508)
Portion of other-than-temporary impairments recognized in other comprehensive loss	—	—	**—**	—
Credit related impairments included in net realized investment gains (losses)	**(243)**	(8,601)	**(2,077)**	(13,508)
Net realized investment gains (losses)	$ **1,225**	(8,028)	$ **2,565**	(13,552)

Selected Data Based on the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows:

(in thousands, except data per common share)	As of December 31, 2009	As of December 31, 2008
Total cash and investments	$ 744,813	712,665
Total assets	$ 1,031,483	997,985
Liability for losses and loss adjustment expenses ("LAE")	$ 559,257	555,848
Liability for losses and LAE, net of reinsurance	$ 425,812	419,997
Long-term debt	$ 46,083	46,083
Accumulated other comprehensive income (loss), net	$ 8,655	(12,389)
Total shareholders' equity	$ 279,787	259,894
Book value per common share	$ 41.38	33.31
Book value per common share, excluding the impact of net unrealized investment losses (1), (2)	$ 39.72	34.30
Tangible book value per common share (1), (3)	$ 37.21	31.92
Common shares outstanding	6,762	7,803
Consolidated statutory surplus of insurance subsidiaries	$ 262,600	242,812

(in thousands)	For the Quarter Ended December 31, 2009	For the Quarter Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Cash flows from continuing operations				
Net cash (used in) provided by operating activities	$ (1,424)	4,672	$ 6,657	21,054
Net cash (used in) provided by investing activities	$ (17,320)	10,590	$ 32,011	26,319
Net cash used in financing activities	$ (3,563)	(20,425)	$ (38,522)	(59,122)

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(1) For additional information regarding the use of non-GAAP financial measures, see the discussion provided earlier in this release captioned "Non-GAAP Financial Measures" and the "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" provided later in this release.

(2) Excludes the impact of an accumulated other comprehensive gain associated with investments of $11.2 million as of December 31, 2009 and the impact of an accumulated other comprehensive loss associated with investments of $7.7 million as of December 31, 2008.

(3) Excludes goodwill and intangible assets of $28.2 million and $10.8 million as of December 31, 2009 and 2008, respectively.

FPIC Press Release: 7

Selected Insurance Data

(in thousands)	(1) FPIC pre-acquisition business	Advocate, MD acquisition	For the Quarter Ended December 31, 2009	2008	Percentage Change 2009 vs 2008
Direct premiums written (2)	$ 34,442	2,493	36,935	36,132	2%
Assumed premiums written	—	—	—	—	0%
Ceded premiums written	(5,200)	(285)	(5,485)	(4,225)	-30%
Net premiums written	$ 29,242	2,208	31,450	31,907	-1%

(in thousands)	(1) FPIC pre-acquisition business	Advocate, MD acquisition	For the Year Ended December 31, 2009	2008	Percentage Change 2009 vs 2008
Direct premiums written (2)	$ 167,900	2,493	170,393	185,830	-8%
Assumed premiums written	58	—	58	—	0%
Ceded premiums written	(23,817)	(285)	(24,102)	(23,548)	-2%
Net premiums written	$ 144,141	2,208	146,349	162,282	-10%

	(1) FPIC pre-acquisition business	Advocate, MD acquisition	2009	2008	Percentage Change 2009 vs 2008
Professional liability policyholders	14,339	3,664	18,003	13,728	31%
Professional liability policyholders under alternative risk arrangements	282	—	282	174	62%
Total professional liability policyholders	14,621	3,664	18,285	13,902	32%

	(1) FPIC pre-acquisition business	Advocate, MD acquisition	2009	2008	Percentage Change 2009 vs 2008
Net paid losses	$ 73,406	1,586	74,992	67,190	12%
Less: net paid losses on assumed business in run-off and commuted reinsurance agreements	744	—	744	498	49%
Net paid losses excluding assumed business in run-off and commuted reinsurance agreements	72,662	1,586	74,248	66,692	11%
Net paid LAE	44,511	688	45,199	53,286	-15%
Less: net paid LAE on assumed business in run-off and commuted reinsurance agreements	8	—	8	72	-89%
Net paid LAE excluding assumed business in run-off and commuted reinsurance agreements	44,503	688	45,191	53,214	-15%
Net paid losses and LAE excluding assumed business in run-off and commuted reinsurance agreements	$ 117,165	2,274	119,439	119,906	0%

FPIC Press Release: 8

	(1) FPIC pre-acquisition business	Advocate, MD acquisition	2009	2008	Percentage Change 2009 vs 2008
Total professional liability claims closed without indemnity payment	578	19	**597**	578	3%
Total professional liability incidents closed without indemnity payment	880	11	**891**	824	8%
Total professional liability claims and incidents closed without indemnity payment	1,458	30	**1,488**	1,402	6%
Total Professional Liability Claims with Indemnity Payment	348	9	**357**	330	8%
CWIP Ratio on a rolling four quarter basis (3)	38%	32%	**37%**	36%	
CWIP Ratio, including incidents, on a rolling four quarter basis (3)	19%	23%	**19%**	19%	

	(1) FPIC pre-acquisition business	Advocate, MD acquisition	2009	2008	Percentage Change 2009 vs 2008
Total professional liability claims reported during the period	745	23	**768**	738	4%
Total professional liability incidents reported during the period	975	7	**982**	1,015	-3%
Total professional liability claims and incidents reported during the period	1,720	30	**1,750**	1,753	0%
Total professional liability claims and incidents that remained open	3,284	366	**3,650**	3,359	9%

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(1)   *FPIC pre-acquisition business* represents our insurance operations conducted through insurance subsidiaries domiciled in Florida and Missouri. These are the only operations we conducted during 2008 and these operations exclude the impact of the acquisition of Advocate, MD in November 2009.

(2)   Includes $1.2 million and $4.8 million of premiums associated with alternative risk arrangements for the three months and year ended December 31, 2009, respectively, compared to $0.7 million and $2.9 million for the comparable periods in 2008, respectively. Management fees for such arrangements are included in other income.

(3)   The claims with indemnity payment ("CWIP") ratio is defined as the ratio of total professional liability claims with indemnity payment to the sum of total professional liability claims with indemnity payment and total professional liability claims closed without indemnity payment.

Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures

Reconciliation of our Combined Ratio to the Combined Ratio, Excluding Insurance Guaranty Fund Recoveries:

		For the Quarter Ended		For the Year Ended	
		December 31, 2009	December 31, 2008	**December 31, 2009**	December 31, 2008
Loss ratio					
Current accident year		**70.5%**	67.6%	**71.0%**	67.5%
Prior accident years		**-12.2%**	-10.3%	**-12.1%**	-9.8%
Calendar year loss ratio	A	**58.3%**	57.3%	**58.9%**	57.7%
Underwriting expense ratio	B	**30.1%**	22.1%	**26.5%**	22.0%
Insurance guaranty fund assessments		**2.9%**	0.0%	**0.7%**	—
Insurance guaranty fund recoveries		**-0.5%**	-0.3%	**-0.7%**	-1.5%
Underwriting expense ratio excluding the impact of insurance guaranty fund assessments or (recoveries)	C	**27.7%**	22.4%	**26.5%**	23.5%
Combined ratio (Sum of A+B)		**88.4%**	79.4%	**85.4%**	79.7%
Combined ratio excluding the impact of insurance guaranty fund assessments or (recoveries) (Sum of A+C)		**86.0%**	79.7%	**85.4%**	81.2%

Reconciliation of Net Income to Operating Earnings:

(in thousands, except earnings per common share)

		For the Quarter Ended		For the Year Ended	
		December 31, 2009	December 31, 2008	**December 31, 2009**	December 31, 2008
Net income	$	**7,563**	4,458 $	**34,019**	32,100
Adjustments to reconcile net income to operating earnings:					
Less: Net realized investment gains (losses), net of income taxes		**914**	(5,199)	**2,251**	(8,999)
Less: Discontinued operations, net of income taxes		**—**	—	**411**	—
Total adjustments		**914**	(5,199)	**2,662**	(8,999)
Operating earnings	$	**6,649**	9,657 $	**31,357**	41,099
Diluted earnings per common share					
Net income	$	**1.09**	0.55 $	**4.63**	3.69
Adjustments to reconcile net income to operating earnings		**(0.13)**	0.63	**(0.36)**	1.04
Operating earnings	$	**0.96**	1.18 $	**4.27**	4.73
Diluted weighted-average common shares outstanding		**6,935**	8,171	**7,351**	8,695

FPIC Press Release: 10

Reconciliation of Shareholders' Equity to Tangible Shareholders' Equity:

(in thousands, except book value and tangible book value per common share)		As of December 31, 2009	As of December 31, 2008
Total shareholders' equity	$	279,787	259,894
Adjustments to reconcile total shareholders' equity to tangible shareholders' equity:			
Goodwill and intangible assets		(28,200)	(10,833)
Tangible shareholders' equity	$	251,587	249,061
Common shares outstanding		6,762	7,803
Book value per common share	$	41.38	33.31
Tangible book value per common share	$	37.21	31.92

Reconciliation of Book Value per Common Share to Book Value per Common Share, Excluding the Impact of Net Unrealized Investment Gains (Losses):

(in thousands, except per common share data)		As of December 31, 2009	As of December 31, 2008
Shareholders' equity	$	279,787	259,894
Less: accumulated other comprehensive gain (loss) associated with investments		11,178	(7,721)
Shareholders' equity, excluding accumulated other comprehensive gain (loss) associated with investments	$	268,609	267,615
Common shares outstanding		6,762	7,803
Book value per common share	$	41.38	33.31
Book value per common share, excluding the impact of unrealized investment gains (losses)	$	39.72	34.30

FPIC Press Release: 11